Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges on a historical basis for each of the periods presented. Our net losses were insufficient to cover fixed charges in each of the periods presented. Because of these deficiencies, the ratio information is not applicable for such periods.

Nine Months Ended
	September 27, 2015	September 28, 2014
Ratio of earnings to fixed charges (1)	—	—

(1)	For the nine months ended September 27, 2015 and September 28, 2014, we had no earnings and, therefore, are unable to calculate the ratio of fixed charges to earnings. Our earnings for these periods were insufficient to cover fixed charges by $18.4 million and $26.4 million, respectively. The ratio of earnings to fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.